UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2017
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (U.S.) Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Dunnell Road, Suite 201
(No. and Street)

Maplewood	NJ	07040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai — 973-313-2400 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Athena Kwai__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying

financial statement and supporting schedules pertaining to the firm of __UOB Kay Hian (U.S.) Inc.__

as of __December 31, 2017__ , are true and correct. I further swear (or affirm) that neither the company nor any

partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a

customer, except as follows:

LUCINDA QUINN
NOTARY PUBLIC OF NEW JERSEY
ID # 2213967
My Commission Expires 4/16/2019

Lucinda Quinn (2/22/18)
Notary Public

Signature ___ 2/5/18

President
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☐ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2017, the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors, for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our responsibility is to express an opinion on UOB Kay Hian (U.S.) Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to UOB Kay Hian (U.S.) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Supplemental Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of UOB Kay Hian (U.S.) Inc.'s financial statements. The supplemental information is the responsibility of UOB Kay Hian (U.S.) Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

We have served as UOB Kay Hian (U.S.) Inc.'s auditor since 2009.

East Hanover, New Jersey
February 23, 2018

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	821,718
Accounts receivable		132,264
Receivable from affiliate		122,177
Due from clearing broker		14
Deposit with clearing broker		50,000
Property and equipment - at cost, less accumulated depreciation and amortization		2,465
Income taxes receivable		6,232
Other assets		39,628
	$	1,174,498

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	222,460
Payable to affiliate		41,921
		264,381

Commitments

Liabilities subordinated to claims of general creditors	150,000

Stockholder's equity

Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding	550,000
Retained earnings	210,117
	760,117
	$ 1,174,498

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues

Commissions	$ 1,318,358
Research services	1,095,177
Interest income	1,100
	2,414,635

Expenses

Employee compensation and benefits	1,115,228
Clearance charges	463,310
Professional fees	89,296
Occupancy	63,524
Communications	193,723
Regulatory fees	11,389
Research fees	282,626
Travel and entertainment	62,807
Depreciation and amortization	22,689
Interest expense	3,042
Other operating expenses	51,276
	2,358,910

Income before income taxes	55,725
Income taxes	8,239
Net income	$ 47,486

See notes to financial statements.

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UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2017

| | Common Stock | | Retained | Total Stockholder's |
	Shares	Amount	Earnings	Equity
Balance, January 1, 2017	550,000	$ 550,000	$ 162,631	$ 712,631
Net income	-	-	47,486	47,486
Balance, December 31, 2017	550,000	$ 550,000	$ 210,117	$ 760,117

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities		
Net income	$	47,486
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		22,689
Changes in assets and liabilities		
Accounts receivable		69,320
Receivable from affiliate		(122,177)
Due from clearing broker		1,287
Other assets		(2,173)
Accounts payable and accrued expenses		3,042
Payable to affiliate		(137,387)
Income taxes payable		(10,410)
Net cash used in operating activities		(128,323)
Net decrease in cash and cash equivalents		(128,323)
Cash and cash equivalents, beginning of year		950,041
Cash and cash equivalents, end of year	$	821,718
Supplemental cash flow disclosures		
Interest paid	$	3,042
Income taxes paid	$	18,691

See notes to financial statements.

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UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, January 1, 2017	$	150,000
Proceeds from subordinated notes		-
Repayment of subordinated notes		-
Balance, December 31, 2017	$	150,000

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

UOB Kay Hian (U.S.) Inc. was incorporated on February 10, 2003 in New York with 250,000 authorized shares of $1 par value common stock of which 2 shares were outstanding for a total of $2 in common stock.

On August 8, 2014, the Company increased the authorized number of shares to 550,000 shares of $1 par value common stock. The number of outstanding shares was also increased from 2 shares to 550,000 shares. By issuing these additional shares the Company increased its common stock and decreased its additional paid-in capital in the amount of $549,998.

On July 10, 2014 the sole shareholder of the company incorporated UOB Kay Hian (U.S.) Inc. in New Jersey with the authority to issue 550,000 shares of $1 per value common stock of which 544,500 shares were issued.

Effective September 1, 2014 the New York corporation was merged into the New Jersey corporation and each issued share of stock of the New York corporation was converted into one hundredth (1/100) of one share of the surviving corporation ("NJ"). The shareholder of the surviving corporation received 5,500 shares of the New Jersey corporation as a result of the merger thereby increasing their total authorized, issued and outstanding shares of common stock to 550,000 shares.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2017.

Depreciation and Amortization
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 25,719
Computer equipment	39,133
Office equipment	48,568
Leasehold improvements	45,560
	158,980
Less - Accumulated depreciation and amortization	156,515
	$ 2,465

3 - INCOME TAXES

The Company has federal net operating loss carryforwards of approximately $293,000 as of December 31, 2017, that may be applied against future taxable income which expire in various years through 2035. A valuation allowance has been established equal to 100% of the deferred tax asset totaling $61,000 at December 31, 2017.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2017, the Company paid $427,503 in clearing charges. UOB Kay Hian Private Limited also provides research services. During the year ended December 31, 2017, the Company paid $282,626 in research fees to UOB Kay Hian Private Limited.

Receivable from affiliate represents commissions earned in December 2017 totaling $122,177.

Payable to affiliate totaling $41,921 as of December 31, 2017 consists primarily of research fees owed to UOB Kay Hian Private Limited.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 with its parent UOB-Kay Hian Holdings Limited. It is a three year loan with the full principal amount due upon maturity on June 30, 2015. The loan has an interest rate of 2%, which is paid annually. The loan was automatically extended per the agreement and will mature on June 30, 2018.

The subordinated borrowing is covered by an agreement approved by the Financial Industry Regulatory Authority, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leases office space in New Jersey for its main office at an annual rental of $25,680 from The Ridge Group, LLC. The lease expires on August 31, 2018 and is non-cancellable. The Company's Toronto branch leases office space under a tenancy agreement at an annual rental of $26,775 through July 2019.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are as follows:

Years Ending December 31,	
2018	$ 43,895
2019	15,619
	$ 59,514

Rent expense including real estate taxes and related costs, was approximately $63,000 for the year ended December 31, 2017.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. Company contributions to the plan for the year ended December 31, 2017 total $6,480.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2017, the Company had net capital of $605,439, which exceeded requirements by $355,439. The ratio of aggregate indebtedness to net capital was 0.44 to 1.

The Company operates its securities transactions under the provisions of (K)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission as a fully disclosed broker-dealer and accordingly, customer accounts are carried on the books of the clearing broker.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

10 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance, and continues to evaluate their potential impact on the results of operations and disclosures. The Company plans to adopt ASU No. 2014-09 effective January 1, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions, and will provide further updates in future periods.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2017

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Computation of net capital

Total stockholder's equity	$	760,117
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		910,117
Deductions and/or charges		
Non-allowable assets		302,765
Net capital before haircut on securities positions		607,352
Haircuts on securities positions		
Canadian obligations		1,913
Net capital	$	605,439

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	222,460
Payable to affiliates		41,921
Aggregate indebtedness	$	264,381

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	17,625
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	355,439
Excess net capital at 120%	$	305,439
Ratio: Aggregate indebtedness to net capital		0.44 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017)

Net capital, as reported in Company's Part II (unaudited) Focus Report	$	596,529
Increase resulting from December 31, 2017 audit adjustments, net		8,910
Net capital, as included in this report	$	605,439

FRIEDMAN LLP®

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption From SEC Rule 15c3-3 Report, in which (1) UOB Kay Hian (U.S.) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Kay Hian (U.S.) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) UOB Kay Hian (U.S.) Inc. stated that UOB Kay Hian (U.S.) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Kay Hian (U.S.) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Kay Hian (U.S.) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

East Hanover, New Jersey
February 23, 2018

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100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.   DFK INTERNATIONAL



UOB Kay Hian (U.S.) Inc.

111 Dunnell Road, Suite 201
Maplewood, NJ 07040
Tel: 973-313-2400
Fax: 973-313-2403
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

We as members of management of UOB Kay Hian (U.S.) Inc., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. § 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: exemption provision pursuant to Paragraph (k)(2)(ii), and

(2) we met the identified exemption provisions throughout the most recent fiscal year 12/31/2017 without exception.

UOB Kay Hian (U.S.) Inc.

I, Athena Kwai , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

February 23, 2018